The Men’s Wearhouse, Inc.
6380 Rogerdale Road
Houston, Texas 77072

April 10, 2014

Office of Mergers and Acquisitions

Division of Corporation Finance

Mail Stop 3628

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549-3628

Attention:  Daniel F. Duchovny, Special Counsel

Re:                             Jos. A. Bank Clothiers, Inc.

Amended Schedule TO-T filed March 20, 2014 by Java Corp. and

The Men’s Wearhouse, Inc.

SEC File No. 005-55471

Dear Mr. Duchovny:

We are responding to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated March 27, 2014 (the “Comment Letter”) to Steven A. Seidman of Willkie Farr & Gallagher LLP, our external counsel, relating to the above referenced Amended Schedule TO-T (the “Schedule TO”) filed by The Men’s Wearhouse, Inc., a Texas corporation (“MW”), and Java Corp., a Delaware corporation and wholly owned subsidiary of MW (the “Purchaser” and, together with MW, the “Filing Persons”), on March 20, 2014 (File No. 005-55471).  Concurrently with our submission of this letter, we are filing an amendment to the Schedule TO, and certain exhibits thereto, setting forth the changes described herein (the “TO Amendment”).

We are delivering one courtesy copy of the TO Amendment and one courtesy copy of this letter to Mr. Duchovny of the SEC’s Division of Corporation Finance, Office of Mergers and Acquisitions.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in bold.  Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and the second amended and restated Offer to Purchase filed as Exhibit (a)(1)(L) thereto (as amended, the “Offer to Purchase”).

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

April 10, 2014

Offer to Purchase

Source and Amount of Funds, page 25

1.                                      Please provide the disclosure required by Item 1007(d) of Regulation M-A.

Response:  In response to the Staff’s comment, the TO Amendment adds a new paragraph to Section 10 of the Offer to Purchase in order to provide additional details concerning the terms of the Commitment Letter, which was filed as Exhibit (b)(1) to the Schedule TO and is incorporated by reference in the Offer to Purchase.

The Merger Agreement; Other Agreements —  Term Sheet, page 41

2.                                      Please provide us your analysis of your compliance with Rule 14d-10(a)(2) as it relates to the term sheet entered into with Mr. Wildrick.  On a related note, revise the section “Background of the Offer” to describe the negotiation of the Term Sheet.

Response:  In accordance with Rule 14d-10(a)(2), the Purchaser is offering the same consideration for each Share that is tendered in the Offer, including any Shares that have been or may be tendered into the Offer by executive officers or directors of JOSB.

Rule 14d-10(d)(1) states that Rule 14d-10(a)(2) “shall not prohibit the negotiation, execution or amendment of an employment compensation, severance or other employee benefit arrangement, or payments made or to be made or benefits granted according to such an arrangement, with respect to any security holder of the subject company,” where the amount payable under the arrangement:

•                  “is being paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing, by the security holder (and matters incidental thereto); and

•                  is not calculated based on the number of securities tendered or to be tendered in the tender offer by the security holder.”

The Term Sheet was entered into, among other reasons, to (i) provide for the payment to Mr. Wildrick of amounts then owed to him under his consulting agreement with JOSB (the “Consulting Agreement”) and which will be owed to Mr. Wildrick in the event that Mr. Wildrick terminates the Consulting Agreement in accordance with its terms, (ii) ensure that JOSB would have the continued dedication of Mr. Wildrick as both the Chairman of the JOSB Board and a consultant to JOSB during the period between the execution of the Merger Agreement and the Offer Closing and (iii) ensure that Mr. Wildrick would continue to be bound by the non-competition covenant contained in the Consulting Agreement after the closing of the Offer and subsequent Merger.  The amounts payable under the Term Sheet will therefore be paid as compensation for “past services to be performed, future services to be performed and future services to be refrained from performing” by Mr. Wildrick.  Further, the amounts payable under

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

April 10, 2014

the Term Sheet will not be calculated based on the number of securities tendered or to be tendered by Mr. Wildrick, and Mr. Wildrick will be entitled to such amounts whether or not he participates in the Offer.

We further note that MW has been advised by JOSB that the Term Sheet has been approved by the Compensation Committee of JOSB’s Board of Directors (which, as provided by its charter, is comprised solely of independent directors) as an employment compensation, severance or other employee benefit arrangement in satisfaction of the safe harbor requirements available under Rule 14d-10(d)(2), which provides that the requirements of Rule 14d-10(d)(1) will be satisfied if the arrangement is approved as an employment, compensation, severance or other employee benefit arrangement solely by independent directors according to certain procedures, including the approval by the compensation committee of the subject company.

In response to the Staff’s comment, the Filing Persons have revised the “Background of the Offer” section to describe the negotiation of the Term Sheet.

Conditions of the Offer, page 43

3.                                      We note the qualifying language in the last paragraph in this section.  All material terms of the offer must be included in the document delivered to security holders. Delete the paragraph and revise your disclosure to include any condition (or portion thereof) that was not included in this offer document.  If you do include additional language, please confirm that you will deliver a supplement of the offer document to security holders or your analysis as to why you should not so deliver the supplement.

Response:  In response to the Staff’s comment, we have deleted the last paragraph in Section 15 “Conditions of the Offer.”  The conditions to the Offer are disclosed in the Offer to Purchase and that paragraph, therefore, is not required.

*                                         *                                         *                                         *                                         *

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

April 10, 2014

If you have any questions or would like further information concerning the Filing Parties responses to the Comment Letter, please do not hesitate to contact Michael Conlon, Secretary of the Board of Directors of MW, at (281) 776-7391 or Steven A. Seidman of Willkie Farr & Gallagher LLP, our external counsel, at (212) 728-8000. Thank you for your time and consideration.

The Men’s Wearhouse, Inc.

By:	/s/ Jon W. Kimmins
Name: Jon W. Kimmins
Title: Executive Vice President, Chief Financial Officer, Treasurer and Principal Financial Officer

Java Corp.

By:	/s/ Jon W. Kimmins
Name: Jon W. Kimmins
Title: Executive Vice President, Treasurer and Chief Financial Officer

cc:                                Steven A. Seidman
Willkie Farr & Gallagher LLP